UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

 PEPSIAMERICAS, INC.

(Name of the Issuer)

PEPSICO, INC.
PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.
PEPSIAMERICAS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71343P200

(CUSIP Number of Class of Securities)

Thomas H. Tamoney, Jr. Senior Vice President, Deputy General Counsel and Assistant Secretary PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577 (914) 253-3623	Alexander H. Ware Executive Vice President and Chief Financial Officer PepsiAmericas, Inc. 4000 RBC Plaza 60 South Sixth Street Minneapolis, Minnesota 55402 (612) 661-4000

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:
George R. Bason, Jr. Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Brian D. Wenger Brett D. Anderson Briggs and Morgan, P.A. 2200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 977-8400	James C. Morphy Audra D. Cohen Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if this is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$2,633,807,796	$146,967

(1)
Calculated solely for purposes of determining the filing fee. The transaction value is calculated based on the sum of (i)(x) $28.50 multiplied by (y) the maximum number of shares of outstanding common stock of PepsiAmericas, Inc. (“PAS”) and PAS restricted stock awards representing shares of PAS common stock exchangeable in the merger by stockholders other than PepsiCo or any of its subsidiaries multiplied by 50% (the portion of such shares that will be converted into the right to receive the cash consideration), (ii)(x) the average of the high and low sales prices of PAS common stock on The New York Stock Exchange on September 28, 2009 of $28.665 (the “Market Value”) multiplied by (y) the maximum number of shares of outstanding PAS common stock and PAS restricted stock awards representing shares of PAS common stock exchangeable in the merger by stockholders other than PepsiCo or any of its subsidiaries multiplied by 50% (the portion of such shares that will be converted into the right to receive the stock consideration) and (iii)(x) the Market Value multiplied by (y) the number of outstanding shares of PAS common stock held by certain subsidiaries of PepsiCo exchangeable in the merger.

(2)
Calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Fee Advisory #5 for Fiscal Year 2009, by multiplying the transaction value calculated in accordance with (1) above of $2,633,807,796 by 0.0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $146,967

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-162260).

Filing Party: PepsiCo, Inc.

Date Filed: October 1, 2009

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) first filed on October 1, 2009, and as amended by Amendment No. 1 filed on December 8, 2009, Amendment No. 2 filed on December 31, 2009 and Amendment No. 3 filed on January 12, 2010, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 13e-3 thereunder, by PepsiAmericas, Inc., a Delaware corporation (“PAS” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby), PepsiCo, Inc., a North Carolina corporation (“PepsiCo”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation and a wholly owned subsidiary of PepsiCo, Inc. (“Metro” and, together with PAS and PepsiCo, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15: Additional Information.

Item 1011(b) of Regulation M-A:

Item 1011(b) is hereby amended and supplemented as follows:

On February 17, 2010, the stockholders of PAS approved the adoption of the Agreement and Plan of Merger dated as of August 3, 2009 among PepsiCo, PAS and Metro (the “Merger Agreement”) at PAS’ Special Meeting of Stockholders held on that date.  On February 25, 2010, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for PepsiCo’s acquisition of PAS.

On February 26, 2010, PepsiCo filed a Certificate of Merger with the New Jersey Division of Revenue and a Certificate of Merger with the Secretary of the State of Delaware, pursuant to which PAS merged with and into Metro, with Metro continuing as the surviving corporation and a wholly-owned subsidiary of PepsiCo (the “Merger”).

Under the terms of the Merger Agreement, each outstanding share of common stock of PAS not owned by Metro, PepsiCo or a subsidiary of PepsiCo or held by PAS as treasury stock (each, a “PAS Share”) was cancelled and converted into the right to receive, at the holder’s election, either 0.5022 shares of common stock of PepsiCo or $28.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of such outstanding PAS Shares were converted into the right to receive common stock of PepsiCo and an aggregate 50% of such outstanding PAS Shares were converted into the right to receive cash.  Subject to the proration provisions described in the preceding sentence, each share with respect to which a valid cash election was not made was converted into the right to receive 0.5022 shares of PepsiCo common stock at the effective time of the Merger. Shares of PAS common stock held by PepsiCo and Metro were cancelled and shares held by subsidiaries of PepsiCo (other than Metro) were converted into the right to receive 0.5022 shares of PepsiCo common stock at the effective time of the Merger.

As a result of the Merger, PAS’ common stock ceased to trade on the New York Stock Exchange (“NYSE”) as of the close of trading on February 26, 2010, will be delisted from the NYSE and will be deregistered under the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 1, 2010

PEPSICO, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

Dated:  March 1, 2010

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Secretary

Dated:  March 1, 2010

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC. (successor to PepsiAmericas, Inc.)

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Secretary